January 12, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cindy Polynice

Re:	Precigen, Inc. Registration Statement on Form S-3 Registration No. 333-276337

Dear Ms. Polynice:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-276337) (the “Registration Statement”) of Precigen, Inc. We respectfully request that the Registration Statement be declared effective as of 4:00 P.M. Eastern Time on January 17, 2024, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Deanna Kirkpatrick at (212) 450-4135 or Yasin Keshvargar at (212) 450-4839.

Very truly yours,

Precigen, Inc.

By:	/s/ Helen Sabzevari
Name: Helen Sabzevari
Title: Chief Executive Officer